
August 22, 2013

Via E-mail
Matthew Morse
Chairman and Chief Executive Officer
Hot Mama's Foods, Inc.
134 Avocado Street
Springfield, MA 01104

>   **Re: Hot Mama's Foods, Inc.**
>   **Form 10-12G**
>   **Filed July 26, 2013**
>   **File No. 0-54976**

Dear Mr. Morse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12G

Company Overview, page 3

1.   With regard to the description of your business, we refer you generally to Item 101(c)(1) of Regulation S-K. For example, please revise to provide a more detailed and current discussion of "the principal products produced and services rendered," identifying particular product types and categories of services rendered, as appropriate. See Item 101(c)(1)(i). In that regard, you state that your "services include product research and development" (page 3), but at page 6 you state that you did not have "any customer-sponsored research and development during the last two fiscal years and the three month period ended March 31, 2013."

2.   We note your statement in this section and elsewhere in your filing that "[w]e are one of the largest producers of hummus and salsa in the United States." Please provide us with

substantiation from independent, third-party sources for this assertion. If you provide third-party reports to support your claims regarding your relative market share and position in those product categories, specify precisely where to find the particular statistical data therein, and highlight the appropriate portions of the report(s). If you are unable to provide support for those claims, please eliminate them.

Customers, page 5

3.　　You state that, in 2012, your two largest customers represented 53% and 30% of gross sales, respectively, and that "[f]or contractual reasons, we are bound by confidentiality agreements from publicly releasing the names of our private label customers." Note that you cannot by way of agreements with others eliminate the need to comply with the disclosure requirements specified by the federal securities laws. In that regard, please refer to Item 101(c)(1)(vii) of Regulation S-K with regard to disclosure of customer names. That item provides in part that "The name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant's consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole."

4.　　We also note your two statements on page 9 that "[t]here are no contractual commitments by any customer." In light of your reference to contractual considerations noted in the prior comment, please confirm to us whether you have contracts with these customers. If so, please provide revised disclosure and file the contracts as exhibits, or explain to us in necessary detail why you believe that you are not required to file them. See Item 601(b)(10) of Regulation S-K.

5.　　It is unclear how sales to your five largest customers in 2012 could total only 83%, when sales to just two customers (Customer 1 and Customer 2) totaled the same amount for the same period. Please revise to explain as necessary.

Competition, page 5

6.　　We note your statement that "[c]onsumers of private label goods are becoming increasingly loyal to the retailers that offer them, and perceive value in the house-branded products more so than in decades past. Changing consumer perspectives becoming more favorable to store brand value propositions has spurred growth in all consumer product categories which benefits our position in our categories." Please provide independent substantiation for these statements or revise your disclosure to indicate the basis, including whether they are based upon management's belief.

Management's Discussion and Analysis, page 7

7.   Please update your disclosures in this section that pertain to the interim results of operations to address your results of operations for the six months ended June 30, 2013 and the comparative period of the preceding year.

Financial Statements

General

8.   Please update the historical and pro forma financial statements in your registration statement through June 30, 2013 to comply with Rule 8-08 and Rule 11-02(c) of Regulation S-X. The pro forma information as of December 31, 2012 and March 31, 2013, beginning on pages F-17 and F-40, should be replaced with a pro forma balance sheet as of June 30, 2013. Please position the pro forma information either before or after all of the historical financial statements.

9.   Please note that your first periodic report on Form 10-Q will be due November 14, 2013 and should cover the quarter ended September 30, 2013.

Note 13 – Subsequent Events, page F-13

Lansal, Inc. – Unaudited Pro Forma Condensed Balance Sheet, page F-17

10.   We note that you disclose 4,016 preferred shares issued and outstanding on pages F-14 and F-17, which is not consistent with the corresponding amounts reported on pages F-40 and F-18 of zero and 44,623. Please revise your disclosures to correct the inconsistencies or explain the reasons for the differences. If you have redeemed preferred shares as disclosure on page 3 may suggest, clarify how this has been reflected in your financial statements. Additionally, tell us why you attributed no value to the preferred shares and warrants issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director